Registration No. 333 - 167881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HYTHIAM, INC.
(Exact name of registrant as specified in its charter)

Delaware	8090	88-0464853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Terren S. Peizer
Chief Executive Officer
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glenn D. Smith, Esq.
Kaye Scholer LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, CA 90067
(310) 788-1000

Approximate date of commencement of proposed sale to the public: promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☑  333-167881

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-167881) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add certain exhibits not previously filed with respect to such Registration Statement.   No changes have been made to Part I or Part II of the Registration Statement other than Item 16 of Part II as set forth below.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document
2.1
Stock Purchase Agreement between WoodCliff Healthcare Investment Partners, LLC and Core Corporate Consulting Group, Inc., dated January 14, 2009, incorporated by reference to Exhibit 10.1 of the Hythiam Inc.’s current report on Form 8-K/A filed January 26, 2009.

3.1
Certificate of Incorporation of Hythiam, Inc., a Delaware corporation, filed with the Secretary of State of Delaware on September 29, 2003, incorporated by reference to exhibit of the same number of Hythiam Inc.’s Form 8-K filed September 30, 2003.

3.2	By-Laws of Hythiam, Inc., a Delaware corporation, incorporated by reference to exhibit of the same number of Hythiam, Inc.’s Form 8-K filed September 30, 2003.
4.1	Specimen Common Stock Certificate, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2005.
4.2†	Form of Warrant.
5.1†	Opinion of Kaye Scholer LLP.
10.1*	2003 Stock Incentive Plan, incorporated by reference to Exhibit 99.1 of Hythiam Inc.’s Form 8-K filed September 30, 2003.
10.2*
Employment Agreement between Hythiam, Inc. and Terren S. Peizer, dated September 29, 2003, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2005.

10.3*
Employment Agreement between Hythiam, Inc. and  Richard A. Anderson, dated April 19, 2005, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2005.

10.6*
Management and Support Services Agreement between Hythiam, Inc. and David E. Smith, M.D. Medical Group, Inc, dated November 15, 2005, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2005.

10.7*
Consulting Services Agreement between Hythiam, Inc. and David E. Smith & Associates, dated September 15, 2005, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2005.

10.8*
First Amendment to Consulting Services Agreement between Hythiam, Inc. and David E. Smith, M.D. Medical Group, Inc., effective January 1, 2007, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2006.

10.9*
First Amendment to Management and Support Services Agreement Services Agreement between Hythiam, Inc. and David E. Smith, M.D. Medical Group, Inc., effective December 1, 2005, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2006.

10.10*
Second Amendment to Management and Support Services Agreement Services Agreement between Hythiam, Inc. and David E. Smith, M.D. Medical Group, Inc., effective November 15, 2006, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2006.

10.11*
Employment Agreement between Hythiam, Inc. and Christopher Hassan., dated July 26, 2006, incorporated by reference to exhibit of the same number to Hythiam Inc.’s annual report on Form 10-K for the year ended December 31, 2006.

10.12*	2007 Stock Incentive Plan, incorporated by reference to the Hythiam Inc.’s Revised Definitive Proxy on Form DEFR14A filed May 11, 2007.
10.13	Technology License and Administrative Services Agreement, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2008.

10.14*
Amendment No. 2 to Consulting Services Agreement between Hythiam, Inc. and David E. Smith & Associates, a California professional corporation, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2008.

10.15
Redemption Agreement between Hythiam, Inc. and Highbridge International, LLC., dated November 7, 2007, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2007.

10.16
Securities and Purchase Agreement between Hythiam, Inc. and Highbridge International, LLC, dated January 17, 2007, incorporated by reference to Exhibit 10.4 of Hythiam Inc.’s current report on Form 8-K filed January 18, 2007.

10.17*
Registration Rights Agreement between Hythiam, Inc. and Highbridge International, LLC, dated January 17, 2007, incorporated by reference to Exhibit 10.5 of Hythiam Inc.’s current report on Form 8-K filed January 18, 2007.

10.18
Pledge Agreement between Hythiam, Inc. and Highbridge International, LLC, dated January 17, 2007, incorporated by reference to Exhibit 10.8 of Hythiam Inc.’s current report on Form 8-K filed January 18, 2007.

10.19
Security Agreement between Hythiam, Inc. and Highbridge International, LLC, dated January 17, 2007, incorporated by reference to Exhibit 10.9 of Hythiam Inc.’s current report on Form 8-K filed January 18, 2007.

10.20
Securities Purchase Agreement between Hythiam, Inc. and Highbridge International, LLC, dated November 6, 2007, incorporated by reference to Exhibit 10.1 of Hythiam Inc.’s current report on Form 8-K filed November 7, 2007.

10.21*	See Exhibit 2.1.
10.22*	Amendment to Employment Agreement of Richard A. Anderson, dated July 16, 2008, incorporated by reference to Exhibit 10.1 of Hythiam Inc.’s current report on Form 8-K filed July 18, 2008.
10.23
Amendment and Exchange Agreement with Highbridge International LLC, dated July 31, 2008, incorporated by reference to Exhibit 10.1 of the Hythiam Inc.’s current report on Form 8-K filed August 1, 2008.

10.24
Amended and Restated Senior Secured Note with Highbridge International LLC, dated July 31, 2008, incorporated by reference to Exhibit 10.2 of the Hythiam Inc.’s current report on Form 8-K filed August 1, 2008.

10.25
Amended and Restated Warrant to Purchase Common Stock with Highbridge International LLC, dated July 31, 2008, incorporated by reference to Exhibit 10.3 of the Hythiam Inc.’s current  report on Form 8-K filed August 1, 2008.

10.26*
Employment Agreement between Hythiam, Inc. and Maurice Hebert, dated November 12, 2008, incorporated by reference to Exhibit 10.1 of the Hythiam Inc.’s current report on Form 8-K filed November 14, 2008.

10.27*
Consulting Services Agreement between Hythiam, Inc. and Chuck Timpe, dated November 12, 2008, incorporated by reference to Exhibit 10.2 of the Hythiam Inc.’s current report on Form 8-K filed November 14, 2008.

10.28
Order for Settlement of Claims between Hythiam, Inc. and The Trinity Group-I, Inc., dated January 21, 2010, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2009.

10.29
Settlement Agreement between Hythiam, Inc. and Lincoln PO FBOP Limited Partnership, dated March 23, 2010, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2009.

10.30
Order Approving Stipulation for Settlement of Claims between Hythiam, Inc. and The Trinity Group-I, Inc., dated April 8, 2010, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2009.

10.31
Seventh Amendment to Lease between Hythiam, Inc. and The Irvine Company, LLC, dated as of April 29, 2010, incorporated by reference to Exhibit 10.31 of Hythiam, Inc.’s quarterly report on Form 10-Q for the three months ended March 31, 2010.

10.32†	Form of Placement Agent Agreement
10.33	Form of Securities Purchase Agreement
21.1	Subsidiaries of the Company, incorporated by reference to exhibit of the same number to Hythiam, Inc.’s annual report on Form 10-K for the year ended December 31, 2009.
23.1†	Consent of Kaye Scholer LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm – Rose, Snyder & Jacobs.
23.3	Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP.

*      Management contract or compensatory plan or arrangement.
†      Previously filed.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 1st day of July, 2010.

HYTHIAM, INC.

By:	/s/ TERREN S. PEIZER
Terren S. Peizer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ TERREN S. PEIZER	Chairman of the Board of Directors and	July 1, 2010
	Terren S. Peizer	Chief Executive Office (Principal Executive Officer)

	/s/ JOHN V. RIGALI	Chief Financial Officer ( Principal	July 1, 2010
	John V. Rigali	Financial and Accounting Officer )

	/s/ RICHARD A. ANDERSON	President, Chief Operating Officer	July 1, 2010
	Richard A. Anderson	and Director

	/s/ *	Director	July 1, 2010
Jay A. Wolf

	/s/ *	Director	July 1, 2010
Marc G. Cummins

	/s/ *	Director	July 1, 2010
Andrea Grubb Barthwell, M.D.

* By:	/s/ TERREN S. PEIZER
Terren S. Peizer
Attorney-in-fact